SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Platform P-63 starts production at Papa Terra field

Rio de Janeiro, November 12th, 2013 – Petróleo Brasileiro S.A. – Petrobras announces that it started yesterday, November 11th, production at Papa Terra field, located at the south of Campos Basin, with platform P-63, which is connected to well PPT-12.

The FPSO (Floating Production Storage and Offloading) platform is anchored at a water depth of 1,200 meters and has the capacity to process 140,000 barrels of oil per day, compress 1,000,000 m3 of gas and inject 340,000 barrels of water. It is the first production system to be installed at Papa Terra.

The new FPSO comprises a set of production projects planned for this year as provided in the Business and Management Plan 2013-2017. The combination of reservoirs with oil varying from 14 to 17 degrees API and the deep waters made of Papa Terra one of the most challenging projects ever conceived by Petrobras, requiring the application of many innovative solutions.

Besides FPSO P-63, which will be connected to 5 production and 11 injection wells, the TLWP platform P-61 (Tension Leg Wellhead Platform) will also operate in the area. P-61, which will be connected to 13 production wells, is the first TLWP to operate in Brazil and will be towed to the location this month.

P-63 wells will be connected using flexible subsea pipes with electric heating, known as IPB (Integrated Production Bundle) and P-61 will use dry completion, which means that well controlling valves are located at the top of the platform rather than in the bottom of the sea. All 18 production wells will have centrifuge submersible pumps. The output of P-61 will be transferred in a multiphase flow to FPSO P-63.

P-61 will also have a TAD (Tender Assisted Drilling) support rig, which will be towed from China in the coming days. The oil will be offloaded through shuttle tankers and the gas not consumed on the production units will be reinjected in an adjacent reservoir.

The project is being developed by Petrobras (operator) in partnership with Chevron, with stakes of 62.5% and 37.5%, respectively, and is 110 km off the Brazilian coast, at a water depth that varies from 400 to 1,400 meters.

P-63 was converted into an FPSO from oil tanker BW Nisa, at the Cosco Shipyard, in China, and the last stages of construction were carried out at Canteiro da QUIP/Honório Bicalho, located in Rio Grande (RS). Work was executed by the consortium formed by Quip (Queiroz Galvão, UTC, Iesa and Camargo Correa) and BW Offshore.

Technical Specifications:

Hull dimensions (length x width x height): 340 m x 58 m x 28 m

Accommodation: 110 people

Total weight of Topside (deck/modules): 18,500 tons

Local Content: 65%

Oil output: 140,000 barrels per day

Gas compression: 1,000,000 m3 per day

Water injection: 340,000 barrels per day

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.